UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAPRI HOLDINGS LIMITED
(Name of Subject Company (Issuer))

SVCV, INC.
(Name of Filing Person - Third-Party Offeror)

Ordinary Shares, no par value
(Title of Class of Securities)

G1890L107
(CUSIP Number of Class of Securities)

Giovanni Costa
Care of The NEXROC Group Inc.
1-17-1 Toranomon, Minato-ku
Tokyo 105-6417, Japan
Telephone: +1 (212) 924-1600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] Third-party tender offer subject to Rule 14d-1.
[ ] Issuer tender offer subject to Rule 13e-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.

[ ] Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) to designate the rule provision(s) relied upon:

[ ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
[ ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXHIBIT 99.1

PRE-COMMENCEMENT COMMUNICATION

SVCV, INC. - POTENTIAL TRANSACTION INVOLVING CAPRI HOLDINGS LIMITED

November 9, 2026

SVCV, Inc. ("SVCV"), a British Virgin Islands company, is evaluating the feasibility of a possible transaction involving ordinary shares of Capri Holdings Limited ("Capri Holdings"), a company whose ordinary shares are listed on the New York Stock Exchange under ticker symbol CPRI (CUSIP: G1890L107). The potential transaction being evaluated may involve a tender offer or another form of acquisition, subject to applicable law and any necessary corporate and regulatory processes.

As of the date of this communication, no tender offer has commenced. This communication does not establish or announce a purchase price, minimum acceptance level, number of shares sought, financing arrangement, commencement date or timetable. SVCV is not requesting that any securityholder tender, sell or otherwise dispose of any securities in response to this communication.

Any future transaction, if pursued, would be subject to further evaluation, applicable United States securities laws and other relevant regulatory requirements. There can be no assurance that any tender offer or other acquisition transaction will be commenced or completed.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SECURITIES. IF A TENDER OFFER IS COMMENCED, INVESTORS AND SECURITYHOLDERS SHOULD READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE AND ALL RELATED DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ANY DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE FREE OF CHARGE AT WWW.SEC.GOV. COPIES OF APPLICABLE OFFER DOCUMENTS WILL ALSO BE AVAILABLE FREE OF CHARGE FROM THE OFFEROR WHEN AVAILABLE.

Nothing in this communication constitutes a recommendation to buy, sell or hold Capri Holdings securities.